Suite 1204- 120 Adelaide St. W Toronto, Ontario M5H 1T1 www.adiraenergy.com t. 416.361.2211 f. 416.361.6455 TSX.V: ADL

 News Release

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

ADIRA ENERGY ANNOUNCES FILING OF FINAL PROSPECTUS

TORONTO, January 16, 2013 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira” or the “Company”) is pleased to announce that it has filed a final short form prospectus containing the final details of its previously announced fully marketed prospectus offering (the “Offering”) of units of the Company (each, a “Unit”). The Company has entered into an agency agreement with *****1 (the “Agent”) pursuant to which the Agent has agreed to arrange for the sale on a “best efforts” basis of a minimum of 52,550 Units and up to a maximum of 157,649 Units, at a price of $95.15 per Unit, for aggregate gross proceeds of a minimum of $5,000,000 and a maximum of up to $15,000,000. *****1 and *****1 are acting as members of the selling group in connection with the Offering.

Each Unit consists of 1,000 common shares in the capital of the Company (each, a “Common Share”), 500 short-term common share purchase warrants (each, a “Series 1 Warrant”) and 500 long-term common share purchase warrants (each, a “Series 2 Warrant”, and together with the Series 1 Warrant, the “Warrants”). This structure has the effect of valuing one Common Share, one-half of one Series 1 Warrant and one-half of one Series 2 Warrant at $0.09515 . Each Series 1 Warrant will entitle the holder thereof to acquire one Common Share at an exercise price of $0.1175 for a period of 18 months following the closing of the Offering. Each Series 2 Warrant will entitle the holder thereof to acquire one Common Share at an exercise price of $0.1305 for a period of 36 months following the closing of the Offering.

The Company also granted the Agent an over-allotment option (the “Over-Allotment Option”) for the sale of additional Units and/or Warrants exercisable for a period of 30 days from the closing of the Offering. The aggregate number of Common Shares and Warrants which may be issued under the Over-Allotment Option may not be greater than 23,647,000 Common Shares and 11,823,500 Series 1 Warrants and 11,823,500 Series 2 Warrants.

In addition, the Company will issue to the Agent and its selling group members, that number of non-transferable common share purchase warrants (“Broker Warrants”) of to up to 10% of the total number of Unit Shares comprising the Units sold under the Offering (including any Units issued upon exercise of the Over-Allotment Option). Each Broker Warrant will entitle the holder thereof to acquire one Common Share at an exercise price of $0.09515 for a period of 24 months following the completion of the Offering. The Agent and its selling group members will also receive a cash commission of up to 10% of the gross proceeds of the Offering (including in respect of any exercise of the Over-Allotment Option).

The Company intends to use the net proceeds of the Offering to advance the Company’s exploration and development activities on its offshore Israel petroleum licenses and actively continue with the Company’s 2013 exploration and development program; specifically to fund the Corporation’s share of the costs to drill the first well on the Gabriella License.

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1 This information has been redacted to be consistent with the disclosure mandated by Rule 135c under the U.S. Securities Act of 1933.

The Offering is subject to the final approval of the TSX Venture Exchange. Closing of the Offering is expected to occur in one or more tranches, with the initial closing date to occur on or about January 24, 2013.

The Offering is being made by way of a short form prospectus offering in the provinces of Alberta, British Columbia, and Ontario and internationally in accordance with local securities laws through the Agent and their affiliates or selling agents. The final short form prospectus relating to the Offering has been filed on SEDAR (www.sedar.com).

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities referred to herein in the United States or in any jurisdiction where such offer or sale would be unlawful. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to or for the account or benefit of a "U.S. person" (as defined in Regulation S under the U.S. Securities Act) absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. No public offering of securities is being made in the United States. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the Company and management, as well as financial statements.

Nothing in this announcement constitutes an offer of securities for sale in any jurisdiction where it is unlawful to do so.

About Adira Energy Ltd.

Adira Energy Ltd. is an oil and gas company which is focused in the Eastern Mediterranean. The Company has three petroleum exploration licenses offshore Israel; the Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam. The Company also has an option on the Yam Hadera License, offshore Israel, which is located 30 kilometers offshore Israel, between Hadera and Haifa and North West of Adira’s Yitzhak license.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements are based on the Company’s internal projections, estimated or beliefs, concerning, among other things an outlook on the estimated amounts and timing of exploration work and capital expenditures or other expectation, beliefs, plans, objectives, assumption, intentions or statements about future events or performance, which are considered by management to be reasonable at the time made. Actual events or results may differ materially. Although the Company believes that the expectations reflected in the statements are reasonable, it cannot guarantee future results since such results are inherently subject to significant business, economic, corporate, political and social uncertainties and contingencies. Many factors cause the Company’s actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, the Company and the foregoing stated factors are not exhaustive. The statements contained herein are made as of the date hereof and the Company disclaims any intent or obligation to update publicly any forward looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law. Company shareholders and potential investors should carefully consider the information contained in the Company’s filing with Canadian securities administrators at www.sedar.com before making investment decisions with regard to the Company.

For more information contact:

Canada	Israel
Alan Friedman	Irit Radia
Exec. Vice President	Corp. Dev. Arad Communications
contact@adiraenergy.com	iritr@euroisrael.co.il
+1 416 250 1955	+972-3-7693333 or +972-54-6699311

Julia Maxwell
Manager, Investor Relations
jmaxwell@adiraenergy.com
+1 416 361 2211

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.